EVANSTON ALTERNATIVE OPPORTUNITIES FUND
(the “Fund”)

Class A Shares
Class I Shares

Supplement dated April 30, 2024
to the Prospectus and Statement of Additional Information (“SAI”)
dated July 28, 2023, as supplemented

This supplement serves as notification of the following changes:

At a Special Meeting of Shareholders of the Fund held on March 14, 2024, shareholders approved the following proposals: (1) a new investment advisory agreement between the Fund and North Square Investments, LLC (the “New Adviser”); (2) a new investment sub-advisory agreement between the New Adviser and Evanston Capital Management, LLC (the “Investment Manager”), the current investment adviser to the Fund, with respect to the Fund; and (3) the election of each of David B. Boon, Donald J. Herrema, Catherine A. Zaharis and Ian Martin as a new Trustee of the Fund, who are the current members of the Board of Trustees of North Square Investments Trust (collectively, the “Proposed Transition”).  Contingent upon the closing of the Proposed Transition (which is expected to occur on May 6, 2024 (the “Expected Closing Date”)), the New Adviser will be engaged as the investment adviser to the Fund.  The New Adviser will, in turn, retain the Investment Manager that will continue managing the Fund’s investment portfolio in its capacity as sub-adviser (the Investment Manager acting in such capacity, the “Sub-Adviser”).  The Fund’s investment objective and investment strategies will not change.  The New Adviser will provide oversight over the Sub-Adviser, in addition to the Board of Trustees’ oversight of the Sub-Adviser, and provide certain non-advisory administrative-related services.  As of the Expected Closing Date, the current Board of Trustees of the Fund will resign and be replaced by a new four-member Board of Trustees comprised of Messrs. Boon, Herrema, Martin and Ms. Zaharis.  In addition, as of the Expected Closing Date, Ultimus Fund Solutions, LLC and its affiliates will be engaged by the Fund to provide certain administrator, transfer agent, fund accountant and compliance services, including providing an experienced Chief Compliance Officer for the Fund.